EXHIBIT 99.11

Press Release

France: Total Tops Rankings in Call for Tenders

for Rooftop Solar Installations

Paris, October 24, 2019 - Total continues to actively contribute to the growth of solar and wind power in France, with its affiliate Total Quadran winning 32 MW of new solar and wind power projects during the recent call for tenders issued by the French Energy Regulatory Commission (CRE).

Leader in the Call for Tenders for Rooftop Solar Installations

Through Energie Développement, its 50-50 joint venture with solar project developer Amarenco France, Total Quadran is among the leaders of the eighth round of the CRE 41 call for tenders, winning 17 MWp, or 14% of the capacity awarded.

In total, with more than 166 MWp won across all rounds of the CRE 4 call for tenders issued in 2017, Energie Développement comes out on top in the rooftop solar installation industry in France (see Finergreen ranking2.)

“We are very pleased to be the leading supplier in the rooftop solar installation industry in France. In addition to our activities in the areas of utility-scale solar plants and solar carports, this success reinforces Total Quadran’s position as the most active solar industry operator in France, across all segments,” said Thierry Muller, CEO of Total Quadran.

1Group 2 (500 KWp to 8 MWp)

1Source : http://www.finergreen.com/wp-content/uploads/2017/04/19-10-08-Analyse-AO-Solaire-CRE4.8-ISB-vFR.pdf

Total and Low-Carbon Electricity

Total integrates climate change into its strategy and is staying ahead of new energy market trends by building a portfolio of low-carbon businesses that could account for 15 to 20% of its sales by 2040. Total’s gross low-carbon power generation capacity worldwide currently stands at nearly 7 gigawatts, of which over 3 gigawatts from renewable energies.

About Total Quadran

Total Quadran, a pioneering renewable energy company in France, joined Total in 2018. It develops, builds and operates power generation facilities that use renewable resources (wind, photovoltaic, hydro and biogas) with a strong presence in mainland France and overseas French regions.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.